UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Accuride Corporation

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

00439T206

(CUSIP Number)

Eric M. Ruttenberg

Terrence M. O’Toole

Tinicum Capital Partners II, L.P.

Tinicum Capital Partners II Parallel Fund, L.P.

Tinicum Capital Partners II Executive Fund L.L.C.

Tinicum Lantern II L.L.C.

c/o Tinicum Lantern II L.L.C.

800 Third Avenue

40th Floor

New York, NY 10022

212-446-9300

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 29, 2010

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 00439T206
1	Names of Reporting Persons Tinicum Capital Partners II, L.P.
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) WC, OO (1)
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)		☐
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power -0-
	8	Shared Voting Power 2,755,832
	9	Sole Dispositive Power -0-
	10	Shared Dispositive Power 2,755,832
11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,755,832
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)		☐
13	Percent of Class Represented by Amount in Row (11) 5.94% (2)
14	Type of Reporting Person (See Instructions) PN

(1)	See item 3, below.
(2)	This value is based on 12,629,502 shares, par value $0.01 (“Shares”), of common stock of Accuride Corporation (the “Issuer”) outstanding as disclosed in the Issuer’s Form 8-K filed with the Securities and Exchange Commission (the “Commission”) on November 18, 2010, plus 33,606,177 Shares issued upon conversion of 7.5% Senior Convertible Notes as disclosed in the Issuer’s Form 8-K filed with the Commission on November 30, 2010, plus 172,267 Shares issuable upon the exercise of warrants beneficially owned by Tinicum Capital Partners II, L.P.(“TCP II”). The number of shares outstanding decreased due to the consummation of the Issuer’s one-for-ten reverse stock split on November 18, 2010.

CUSIP No. 00439T206
1	Names of Reporting Persons Tinicum Capital Partners II Parallel Fund, L.P.
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) WC, OO (3)
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)		☐
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power -0-
	8	Shared Voting Power 14,296
	9	Sole Dispositive Power -0-
	10	Shared Dispositive Power 14,296
11	Aggregate Amount Beneficially Owned by Each Reporting Person 14,296
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)		☐
13	Percent of Class Represented by Amount in Row (11) 0.03% (4)
14	Type of Reporting Person (See Instructions) PN

(3)	See item 3, below.
(4)	This value is based on 12,629,502 Shares outstanding as disclosed in the Issuer’s Form 8-K filed with the Securities and Exchange Commission (the “Commission”) on November 18, 2010, plus 33,606,177 Shares issued upon conversion of 7.5% Senior Convertible Notes as disclosed in the Issuer’s Form 8-K filed with the Commission on November 30, 2010, plus 896 Shares issuable upon the exercise of warrants beneficially owned by Tinicum Capital Partners II Parallel Fund, L.P.(the “Parallel Fund”). The number of shares outstanding decreased due to the consummation of the Issuer’s one-for-ten reverse stock split on November 18, 2010.

CUSIP No. 00439T206
1	Names of Reporting Persons Tinicum Capital Partners II Executive Fund L.L.C.
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) WC, OO (5)
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)		☐
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power -0-
	8	Shared Voting Power 7,765
	9	Sole Dispositive Power -0-
	10	Shared Dispositive Power 7,765
11	Aggregate Amount Beneficially Owned by Each Reporting Person 7,765
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)		☐
13	Percent of Class Represented by Amount in Row (11) 0.017% (6)
14	Type of Reporting Person (See Instructions) OO

(5)	See item 3, below.
(6)	This value is based on 12,629,502 Shares outstanding as disclosed in the Issuer’s Form 8-K filed with the Securities and Exchange Commission (the “Commission”) on November 18, 2010, plus 33,606,177 Shares issued upon conversion of 7.5% Senior Convertible Notes as disclosed in the Issuer’s Form 8-K filed with the Commission on November 30, 2010. The number of shares outstanding decreased due to the consummation of the Issuer’s one-for-ten reverse stock split on November 18, 2010.

CUSIP No. 00439T206
1	Names of Reporting Persons Tinicum Lantern II L.L.C.
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use only
4	Source of Funds (See Instructions) AF (7)
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)		☐
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power -0-
	8	Shared Voting Power 2,777,893
	9	Sole Dispositive Power -0-
	10	Shared Dispositive Power 2,777,893
11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,777,893
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)		☐
13	Percent of Class Represented by Amount in Row (11) 5.99% (8)
14	Type of Reporting Person (See Instructions) OO

(7)	See item 3, below.
(8)	This value is based on 12,629,502 Shares outstanding as disclosed in the Issuer’s Form 8-K filed with the Securities and Exchange Commission (the “Commission”) on November 18, 2010, plus 33,606,177 Shares issued upon conversion of 7.5% Senior Convertible Notes as disclosed in the Issuer’s Form 8-K filed with the Commission on November 30, 2010, plus 17,163 Shares issuable upon the exercise of warrants beneficially owned by TCP II, the Parallel Fund and Tinicum Capital Partners II Executive Fund, L.P.(the “Executive Fund”, and, together with TCP II and the Parallel Fund, the “Funds”). The number of shares outstanding decreased due to the consummation of the Issuer’s one-for-ten reverse stock split on November 18, 2010.

CUSIP No. 00439T206
1	Names of Reporting Persons Terence M. O’Toole
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) AF (9)
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)		☐
6	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power -0-
	8	Shared Voting Power 2,777,893
	9	Sole Dispositive Power -0-
	10	Share Dispositive Power 2,777,893
11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,777,893
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)		☐
13	Percent of Class Represented by Amount in Row (11) 5.99% (10)
14	Type of Reporting Person (See Instructions) IN

(9)	See item 3, below.
(10)	See footnote 8, above.

CUSIP No. 00439T206
1	Names of Reporting Persons Eric M. Ruttenberg
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) AF (11)
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)		☐
6	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power -0-
	8	Shared Voting Power 2,777,893
	9	Sole Dispositive Power -0-
	10	Share Dispositive Power 2,777,893
11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,777,893
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)		☐
13	Percent of Class Represented by Amount in Row (11) 5.99% (12)
14	Type of Reporting Person (See Instructions) IN

(11)	See item 3, below.
(12)	See footnote 8, above.

The Reporting Persons are filing this Amendment No. 1 on Schedule 13D to amend the Schedule 13D filed on March 8, 2010 (as amended by this Amendment No. 1, the “13D Filing”). Capitalized terms used herein, but not otherwise defined herein, shall have the meanings ascribed to such terms in the 13D Filing. Except as specifically amended and supplemented by this Amendment No. 1, the 13D Filing remains in full force and effect.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and supplemented by adding the following immediately prior to the last paragraph thereof.

On November 29, 2010, each of the Funds converted all of its Convertible Notes pursuant to the terms of an offer by the Issuer to convert any and all of the Convertible Notes into Shares (collectively with the related solicitation of consents from holders of Convertible Notes to certain proposed amendments to the Indenture governing the Convertible Notes, the “Conversion”). Pursuant to the terms of the Conversion, holders of Convertible Notes surrendered their Convertible Notes for conversion at a conversion rate of 218.2119 Shares per $1,000 face amount of Convertible Notes validly tendered for conversion. After taking into account the completion of a 1-for-10 reverse stock split effected by the Issuer on November 18, 2010 and PIK interest received on the Convertible Notes, TCP II received 1,783,616 Shares in exchange for $7,487,522 principal amount of Convertible Notes, Parallel Fund received 9,248 Shares in exchange for $38,826 principal amount of Convertible Notes, and Executive Fund received 5,393 Shares in exchange for $22,642 principal amount of Convertible Notes.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended and supplemented by replacing the first paragraph with the following.

The Reporting Persons acquired the Shares and Warrants in exchange for Old Shares and Old Notes and in conversion of the Convertible Notes as described in Item 3. The Old Shares, Old Notes and Convertible Notes were acquired for investment purposes. The Reporting Persons expect to conduct discussions from time to time with management of the Company, other stockholders of the Company or other relevant parties that may include matters relating to the financial condition, strategy, business, assets, operations, capital structure and strategic plans of the Company.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended and supplemented by adding the following immediately following the last paragraph thereof.

On November 29, 2010, the Issuer entered into the First Supplemental Indenture (the “Supplemental Indenture”) to the Indenture governing the Convertible Notes. In connection with the settlement of the Conversion, the Company received the requisite consents for the proposed amendments. The Supplemental Indenture amends the Indenture to (i) eliminate the conditions to the Company’s optional redemption of the Convertible Notes, which permits the Company to redeem the Convertible Notes pursuant to the terms of the Indenture at par value at any time and (ii) eliminate certain events of default, restrictive covenants and other provisions in the Indenture.

Item 7.	Material to Be Filed as Exhibits.

1.	Joint Acquisition Statement Pursuant to Section 240.13d-1(k).

2.	First Supplemental Indenture, dated as of November 29, 2010, to the Indenture governing the Issuer’s 7.5% Convertible Notes due 2020, by and among the Issuer, certain subsidiaries of the Issuer, as guarantors, and Wilmington Trust FSB, as trustee.

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: December 2, 2010

TINICUM LANTERN II L.L.C.,

On its own behalf and as the General Partner of

TINICUM CAPITAL PARTNERS II, L.P. and

TINICUM CAPITAL PARTNERS II PARALLEL FUND, L.P.

and as the Managing Member of

TINICUM CAPITAL PARTNERS II EXECUTIVE FUND L.L.C.

/S/ ERIC M. RUTTENBERG
By:	Eric M. Ruttenberg,
Managing Member

/S/ TERENCE M. O’TOOLE
TERENCE M. O’TOOLE

/S/ ERIC M. RUTTENBERG
ERIC M. RUTTENBERG

EXHIBIT INDEX

Exhibit 1	Joint Acquisition Statement Pursuant to Section 240.13d-1(k).

Exhibit 2	First Supplemental Indenture, dated as of November 29, 2010, to the Indenture governing the Issuer’s 7.5% Convertible Notes due 2020, by and among the Issuer, certain subsidiaries of the Issuer, as guarantors, and Wilmington Trust FSB, as trustee, incorporated by reference to Exhibit 4.1 of the Current Report on Form 8-K filed with the Securities and Exchange Commission by Accuride Corporation on November 30, 2010.